January 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. John P. Nolan

Re: Prosperity Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-35388

Mr. Nolan:

Please accept this letter as the responses of Prosperity Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated December 24, 2014 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

For ease of reference, we have repeated each of the Staff’s comments below in bold, followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2013

Allowance for Credit Losses, page 51

1.	We note your response and proposed disclosures provided as a result of comment one from our letter dated October 14, 2014. However, we only note brief disclosures explaining how incremental credit quality changes are reflected in your provision for loan losses and corresponding allowance for loan losses. Please tell us and revise your future filings to provide a detailed understanding into the reasons for the changes in your asset quality and how these are reflected in the provision for loan losses and allowance for loan losses. Please provide us with your proposed disclosures.

United States Securities and Exchange Commission

January 16, 2015

As noted in the proposed disclosure below, changes in the Company’s asset quality are reflected in the allowance for credit losses in several ways. Any specific reserves included in the allowance are calculated on a loan-by-loan basis and reflect current changes in the credit quality of those loans. Accordingly, when a specific reserve is required, the allowance for credit losses is increased by that amount. The historical credit loss factor used in the allowance methodology, on the other hand, is based on a three-year look back period, which is then applied to estimate credit losses inherent in the loan portfolio. The historical loss factor is calculated quarterly so as to accurately reflect the losses during the prior three-year period. A deterioration in the credit quality of the loan portfolio in the current period would increase the historical credit loss factor to be applied in future periods, just as an improvement in credit quality would decrease the historical credit loss factor.

In addition to the specific reserves identified for impaired loans and historical credit loss information, a change in the allowance for credit losses can be attributable to changes in environmental factors and growth in the balance of legacy loans and the re-categorization, or migration, of fair-valued acquired loans to acquired legacy loans, which subjects such loans to the Company’s allowance methodology.

Because the Company has historically had sound asset quality, resulting in minimal specific reserves and low historical credit losses, the allowance for credit losses is heavily determined by the size of the loan portfolio subject to the allowance methodology and environmental factors that include Company-specific risk indicators and general economic conditions, both of which are constantly changing.

The allowance for credit losses totaled $73.3 million at June 30, 2014 compared with $67.3 million at December 31, 2013, an increase of $6.0 million or 8.9%. At June 30, 2014, $60.0 million of the allowance was attributable to legacy loans, which was essentially unchanged from the allowance of $60.1 million attributable to legacy loans at December 31, 2013. Although the legacy loan balance increased over this period, the increase did not impact the allowance because of the amount of fully secured loans and the lower environmental factors that resulted from the robust regional economy in the Company’s market areas.

At June 30, 2014, $1.9 million of the allowance was attributable to Non-PCI loans compared with $321 thousand of the allowance at December 31, 2013, an increase of $1.6 million or 500.6%. The increase was primarily attributable to a specific reserve identified for a commercial real estate loan that became impaired.

The remaining $11.3 million of the allowance for credit losses at June 30, 2014 was attributable to acquired legacy loans compared with $6.8 million of the allowance at December 31, 2013, an increase of $4.5 million or 65.5%. The increase was primarily due to the increase in the acquired legacy loan balance as a result of the recategorization of fair valued acquired loans to acquired legacy loans, partially offset by the lower environmental factors.

United States Securities and Exchange Commission

January 16, 2015

The Company respectfully submits the following proposed disclosure, which would replace the last paragraph on page 4 and the first and second full paragraphs on page 5 of the Company’s November 12, 2014 response to the Commission’s October 14, 2014 Comment Letter (the “Prior Response”). The proposed disclosure below would also replace the same language that is reproduced on pages B-7 and B-8 of the Prior Response. The Company proposes to include a similar disclosure in its future quarterly and annual reports.

The Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to legacy loans and the portion of the allowance attributed to acquired loans. The following table shows the allocation of the allowance for credit losses among various categories of loans disaggregated between legacy loans, acquired legacy loans, Non-PCI loans and PCI loans. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to a legacy loan or an acquired loan.

	June 30, 2014
		Acquired Loans
		Acquired			Total	Percent of Loans
	Legacy Loans	Legacy Loans	Non-PCI Loans	PCI Loans	Allowance	to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable
Commercial and industrial	$4,410	$4,809	$1,738	$—	$10,957	23.0%
Real estate	51,262	6,180	135	—	57,577	69.4%
Agriculture and agriculture real estate	1,172	249	27	—	1,448	5.8%
Consumer and other	3,167	89	28	—	3,284	1.8%

Total allowance for credit losses	$60,011	$11,327	$1,928	$—	$73,266	100.0%

	December 31, 2013
		Acquired Loans
		Acquired				Percent of
		Legacy	Non-PCI		Total	Loans to
	Legacy Loans	Loans	Loans	PCI Loans	Allowance	Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$6,139	$1,831	$197	$—	$8,167	16.5%
Real estate	51,235	4,889	110	—	56,234	73.9%
Agriculture and agriculture real estate	1,174	55	—	—	1,229	6.8%
Consumer and other	1,567	71	14	—	1,652	2.8%

Total allowance for credit losses	$60,115	$6,846	$321	$—	$67,282	100.0%

The allowance for credit losses totaled $73.3 million at June 30, 2014 compared with $67.3 million at December 31, 2013, an increase of $6.0 million or 8.9%. At June 30, 2014, $60.0 million of the allowance was attributable to legacy loans, which was essentially unchanged from the allowance of $60.1 million attributable to legacy loans at December 31, 2013. Although the legacy loan balance increased over this period, the increase did not impact the allowance because of the amount of fully secured loans and the lower environmental factors that resulted from the robust regional economy in the Company’s market areas.

United States Securities and Exchange Commission

January 16, 2015

At June 30, 2014, $1.9 million of the allowance was attributable to Non-PCI loans compared with $321 thousand of the allowance at December 31, 2013, an increase of $1.6 million or 500.6%. The increase was primarily attributable to a specific reserve identified for a commercial real estate loan that became impaired.

The remaining $11.3 million of the allowance for credit losses at June 30, 2014 was attributable to acquired legacy loans compared with $6.8 million of the allowance at December 31, 2013, an increase of $4.5 million or 65.5%. The increase was primarily due to the increase in the acquired legacy loan balance as a result of the recategorization of fair valued acquired loans to acquired legacy loans, partially offset by the lower environmental factors.

At June 30, 2014, the Company had $224.1 million of total outstanding discounts on Non-PCI and PCI loans, of which $138.0 million was accretable.

A change in the allowance for credit losses can be attributable to several factors, most notably (1) specific reserves identified for impaired loans, (2) historical credit loss information, (3) changes in environmental factors and (4) growth in the balance of legacy loans and the re-categorization of fair-valued acquired loans to acquired legacy loans, which subjects such loans to the allowance methodology.

Changes in the Company’s asset quality are reflected in the allowance in several ways. Specific reserves are calculated on a loan-by-loan basis and reflect current changes in the credit quality of the loan portfolio. Historical credit losses, on the other hand, are based on a three-year look back period, which are then applied to estimate current credit losses inherent in the loan portfolio. A deterioration in the credit quality of the loan portfolio in the current period would increase the historical credit loss factor to be applied in future periods, just as an improvement in credit quality would decrease the historical credit loss factor.

The allowance for credit losses is further determined by the size of the loan portfolio subject to the allowance methodology and environmental factors that include Company-specific risk indicators and general economic conditions, both of which are constantly changing. The Company evaluates the environmental and economic factors on an annual basis to determine both the factors considered and the relative weighting of such factors. Through the application on a quarterly basis of such factors, including credit concentrations; delinquency trends; economic and business conditions; the quality of lending management and staff; lending policies and procedures; loss and recovery trends; nature and volume of the portfolio; nonaccrual and problem loan trends; and other adjustments for items not covered by other factors, the Company ensures the allowance methodology incorporates recent trends and economic conditions as it estimates the imminent losses embedded in the loan portfolio.

As described in the section captioned “Critical Accounting Policies” above, the Company’s determination of the allowance for credit losses involves a high degree of judgment and complexity. The Company’s analysis of qualitative, or environmental, factors on pools of loans with common risk characteristics, in combination with the quantitative historical loss information

United States Securities and Exchange Commission

January 16, 2015

and specific reserves, provides the Company with an estimate of possible future losses. The allowance must reflect changes in the balance of loans subject to the allowance methodology, as well as the estimated imminent losses associated with those loans. In the Company’s case, due to the strong regional economy reducing the environmental factors, minimal specific reserves and historically low credit losses, the $6.0 million increase in the allowance for credit losses during the first six months of 2014 was primarily attributable to the growth in the loan portfolio.

2.	We note your response to comment two from our letter dated October 14, 2014. Please tell us how your allowance for loan losses accounting policy for non-PCI loans is consistent with ASC 310-10-35-24 which requires you to compare to the present value of expected future cash flows to the recorded investment and record a provision accordingly. Also, please tell us if you would record a different amount of provision for loan losses for each period presented if you instead compared the present value of expected future cash flows to the recorded investment of these loans.

According to ASC 310-10-35-22, when a loan is impaired, a creditor shall measure impairment based on the present value of expected cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan (emphasis added). ASC 310-10-35-24 continues by providing that the creditor may choose a measurement method on a loan-by-loan basis. The rule further states that if the present value of expected future cash flows, or alternatively, the observable market price of the loan or the fair value of the collateral, is less than the recorded investment in the loan, a creditor shall recognize an impairment by creating a valuation allowance with a corresponding charge to expense or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge to expense.

Because essentially all of the Company’s impaired Non-PCI loans for the periods presented in the Company’s filings with the Commission were collateral-dependent, the Company elected to measure the amount of the specific reserve necessary based on the fair value of the collateral compared with the recorded investment in such loan as permitted by ASC 310-10-35-24. Any impaired Non-PCI loans that were not collateral-dependent were either fully reserved against or so immaterial in value as to not warrant an analysis for a specific reserve. In accordance with ASC 310-10-35-24, the Company will continue to analyze impaired Non-PCI loans on a loan-by-loan basis in the future and may choose to use a different measurement method to determine the specific reserve, as appropriate. Because the Company historically has determined the required specific reserve for impaired Non-PCI loans by comparing the fair value of collateral to the recorded investment of these loans in accordance with accounting guidance, the Company does not believe any change to the amount of the provision for credit losses for each period presented is needed.

United States Securities and Exchange Commission

January 16, 2015

The Company respectfully submits the following proposed disclosure, which would replace the first full paragraph on the top of page 8 and the same language that is reproduced on pages A-7 and B-7 of the Prior Response:

Non-PCI loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve on a quarterly basis which, when identified, is added to the allowance for credit losses. The Company reviews impaired Non-PCI loans on a loan-by-loan basis and determines the specific reserve based on the difference between the recorded investment in the loan and one of three factors: expected future cash flows, observable market price or fair value of the collateral. Because essentially all of the Company’s impaired Non-PCI loans have been collateral-dependent, the amount of the specific reserve has been determined by comparing the fair value of the collateral securing the Non-PCI loan with the recorded investment in such loan. In the future, the Company will continue to analyze impaired Non-PCI loans on a loan-by-loan basis and may use an alternative measurement method to determine the specific reserve, as appropriate and in accordance with applicable accounting standards.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please call the undersigned at 281-269-7204.

Sincerely,

/s/ David Hollaway

David Hollaway

Chief Financial Officer